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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/ /2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: H & L Equities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1175 Peachtree Street, N.E., Suite 2200
(No. and Street)

Atlanta	GA	30361
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlie B. Mathes	(404) 892-3300	cmathes@reit-funding.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Road SE, Ste 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

5/5/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Charles B. Harrison, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of H & L Equities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President / Owner

[signature] Courtney Blake
Notary Public

COURTNEY BLAKE NOTARY EXPIRES GEORGIA JUNE 21, 2022 PUBLIC FULTON COUNTY

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

H&L EQUITIES, LLC

FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2021
With
Report of Independent
Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
H & L Equities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H & L Equities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

March 17, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

H&L Equities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	344,013
Commissions Receivable – Related Party		18,750
Due from Related Party		41,991
Prepaid Expenses		1,455
Total Assets	**$**	**406,209**

LIABILITIES AND MEMBERS' EQUITY

Commissions Payable		11,250
Accounts Payable and Accrued Expenses		3,500
Total Liabilities		14,750
Members' Equity		391,459
Total Liabilities and Members' Equity	**$**	**406,209**

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

REVENUE:	
Commissions	$ 1,807,625
Total Revenue	1,807,625
EXPENSES:	
Commission Expense	1,084,575
Compensation and Benefits	282,106
IT, Data, & Communication	10,911
Occupancy	16,276
Other	28,159
Total Expenses	1,422,027
NET INCOME	$ 385,598

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2021

Balance, December 31, 2020	$	305,861
Net Income		385,598
Distributions to Members		(300,000)
Balance, December 31, 2021	**$**	**391,459**

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 385,598
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in Prepaid Expenses	599
Increase in Commissions Receivable - Related Party	(6,250)
Increase in Due from Related Party	(41,991)
Decrease in Due to Related Party	(40,978)
Increase in Commissions Payable	3,750
Net cash provided by operating activities	300,728

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to Members	(300,000)
Net cash used by financing activities	(300,000)

NET INCREASE IN CASH	728

CASH

Beginning of year	343,285
End of year	$ 344,013

See Accompanying Notes to the Financial Statements

H&L Equities, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:
The Company, formed on May 30, 2001, operates as a broker-dealer in the private placements of Real Estate Investment Trusts (REITs). The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the members' liability is limited to their investment.

Income Taxes:
The Company is treated as a partnership for federal income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ACS 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition:

Revenue from contracts with customers includes private placements of REITs. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue upon the closing of an offering with funds remitted to the REIT customer as this satisfies the only performance obligation identified by the Company.

Cash

The Company maintains its cash in a high credit quality bank. Balances at times may exceed federally insured limits.

Use of Estimates:
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires reliance on accounting information based on estimates which may or may not reflect actual future results.

Subsequent Events:
Subsequent events were evaluated through the date the financial statements were issued.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has an expense allocation agreement with a company partially owned by one of its members. Under the agreement, the Company pays the related company monthly fees for personnel services, the use of office facilities, including office furniture and equipment, supplies, and other administrative services. The amount expensed by the Company for 2021 under the arrangement is approximately $312,153. The due from related party of $41,991 arises from an overpayment under this arrangement.

In addition, the Company earns all of its revenues from private placements of REITs referred by the company partially owned by one of its members. The commissions receivable from related party arose from these transactions as the related party collects and subsequently remits all amounts earned by the Company from the referred entities.

Financial positions and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $340,513, which was $335,513 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.04 to 1.0.

NOTE 4: CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2021.

H&L Equities, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2021

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

H&L Equities, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMIMISSION
ACT OF 1934

December 31, 2021

Net Capital

Total members' equity qualified for net capital	$	391,459
Deduction for non-allowable assets:		
Commissions receivable, net		(7,500)
Due from Related Party		(41,991)
Prepaid expenses		(1,455)
Net capital before haircuts		340,513
Less haircuts		-
Net capital		340,513
Minimum net capital required		5,000
Excess net capital	$	335,513
Aggregate Indebtedness:		
Liabilities		14,750
Ratio of aggregate indebtedness to net capital		.04 to 1

RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021.

There is no difference between net capital as reported in the FOCUS Part IIA filed January 26, 2022 and net capital as reported above.

H&L Equities, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2021

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.



H & L EQUITIES, LLC
1175 Peachtree Street NE, Suite 2200
Atlanta, GA 30361
Phone: 404-892-3300; Fax: 404-892-7559

BROKER DEALER ANNUAL EXEMPTION REPORT

We, as members of management of H & L Equities, LLC (the "Company"), are responsible for complying with Rule 17a-5 – Reports to be made by certain brokers and dealers. We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemptive provisions of Rule 15c3-3(k) (the "exemptive provisions"), and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release ("Footnote 74").

We have determined that the Company does not operate pursuant to any of the exemptive provisions of paragraph (k) of Rule 15c3-3, but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e), because its business is limited to effecting securities transactions via subscriptions and participating in distributions of securities in accordance with the requirements of paragraph (b)(2) of Rule 15c2-4;

2. We reviewed the provisions of Rule 15c3-3 and related guidance and confirmed that the Company could rely on Footnote 74; and

3. The Company met the identified conditions for reliance on Footnote 74 throughout the period of January 1, 2021 to December 31, 2021 without exception.

Charles B. Harrison
President / Owner

February 28, 2022

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
H & L Equities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) H & L Equities, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) H & L Equities, LLC stated that H & L Equities, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. H & L Equities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about H & L Equities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 17, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

H&L Equities, LLC
1175 Peachtree St NE
Suite 2200
Atlanta, GA 30361

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lori D Mayfield 404-892-3300

2. A.	General Assessment (item 2e from page 2)	$2,711
B.	Less payment made with SIPC-6 filed (exclude interest) 8/9/2021 Date Paid	(2,103)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	608
E.	Interest computed on late payment (see instruction E) for_____days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$608

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $608

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

H&L Equities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 22.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,807,625
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): _______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$1,807,625
2e. General Assessment @ .0015	$2,711

(to page 1, line 2.A.)

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
H & L Equities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by H & L Equities, LLC and the SIPC, solely to assist you and SIPC in evaluating H & L Equities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. H & L Equities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on H & L Equities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of H & L Equities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

March 17, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC